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                                                             Exhibit 99(a)(5)(D)


[LOGO ROHN INDUSTRIES, INC.]



INVESTOR CONTACT:                   MEDIA CONTACT:
Jim Hurley                          Anna Cordasco/Stephanie Pillersdorf/Tracy Greenberger
ROHN Industries, Inc.               Citigate Sard Verbinnen
309-633-6834                        212-687-8080
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                  ROHN INDUSTRIES ANNOUNCES PRELIMINARY RESULTS
                              OF SELF-TENDER OFFER
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      PEORIA, IL, APRIL 9, 2001 - ROHN Industries, Inc. (Nasdaq: ROHN), a
leading provider of wireless infrastructure equipment for the telecommunications industry, today announced the preliminary results of its self tender offer, which expired on April 6, 2001. ROHN commenced the tender offer on March 9,
2001, when it offered to purchase up to 5,430,729 shares of its common stock at a price between $3.75 and $4.50 per share net to the seller in cash, without interest. Based on a preliminary count by the depositary for the tender offer, approximately 5,809,586 shares were tendered (including 1,910,600 shares tendered through guaranteed delivery procedures) at a purchase price of $4.125 per share or less.

      ROHN expects to accept for purchase 5,430,729 shares at a price of $4.125 or $4.250 per share, depending upon the actual number of shares tendered at or below $4.125 per share that are properly delivered. Due to the over-subscription, the amount of shares that ROHN will purchase from each holder who tendered at or below the purchase price will be pro-rated, except for "odd lots" (holdings of fewer than 100 shares by a holder who tenders all of such shares in the tender offer), which will be purchased in full. The pro-ration factor is estimated preliminarily to be within a range of 73% to 94%, depending upon the actual number of properly delivered shares and the final purchase price.

      The determination of the actual number of and specific shares to be purchased, the purchase price and the pro ration factor are subject to final confirmation, the proper delivery of all shares tendered and not properly withdrawn (including shares tendered pursuant to guaranteed delivery procedures), and the impact of odd lot and conditional tenders. The final results of the

                                     (more)


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tender offer will be announced promptly following the completion of the confirmation process. ROHN will pay for those shares validly tendered, accepted and properly delivered promptly following that time. The dealer manager for ROHN's "Dutch Auction" tender offer was Peter J. Solomon Securities Company
Limited and the information agent was D.F. King & Co., Inc.

      ROHN Industries, Inc. is a leading manufacturer and installer of telecommunications infrastructure equipment for the wireless and fiber optic industry including cellular, PCS, fiber optic networks for the Internet, radio and television broadcast markets. The Company's products and services include towers, equipment enclosures/shelters, design and construction, cabinets, poles and antennae mounts. ROHN has manufacturing locations in Peoria, Illinois;
Frankfort, Indiana; Bessemer, Alabama; Casa Grande, Arizona; and Mexico City,
Mexico.

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